Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces second quarter results

     <<
     -   Combined Radio and Television revenues up 1% for second quarter
     -   Segment profit of $51.0 million, up 3% for second quarter
     >>

     TORONTO, April 8 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced its second quarter financial results today.
     "We are proud to have delivered both revenue and segment profit growth in such challenging economic times," said John Cassaday, President and Chief
Executive Officer, Corus Entertainment Inc. "Strong brands, superior programming, rigorous cost controls and multiple revenue streams helped offset the effects of a cyclically soft Canadian advertising market."

     <<
     Second Quarter Results
     ----------------------
     >>

     Consolidated revenues for the three months ended February 28, 2009 were
$181.4 million, up 1% from $178.7 million last year. Consolidated segment profit was $51.0 million, up 3% from $49.7 million last year. Net income for the quarter was $29.0 million ($0.36 basic and diluted), compared to net income of $35.4 million ($0.42 basic and $0.41 diluted) last year. The current year's quarter was positively impacted by a gain of $7.2 million related to the disposition of a residential audio business, while the prior year's quarter benefited from $13.2 million in recoveries related to income tax changes. Removing the impact of these items results in adjusted basic earnings per share of $0.29 in the current year, and $0.26 in the prior year.
     Corus Television contributed quarterly revenues of $123.4 million, up 5%
from $117.3 million last year, led by subscriber revenue growth of 12% and continued strong growth in advertising targeted to women. Quarterly segment profit increased to $47.5 million, up 7% from $44.2 million last year.
     Corus Radio revenues were $57.9 million, down 6% from $61.5 million last year. Segment profit was $7.1 million, down 31% from $10.3 million last year.

     <<
     Year-to-Date Results
     --------------------
     >>

     Consolidated revenues for the six months ended February 28, 2009 were
$398.1 million, up 1% from $393.6 million last year. Consolidated segment profit was $132.4 million, down 1% from $133.1 million last year. Net income for the six months was $69.7 million ($0.87 basic and $0.86 diluted), compared to net income of $74.8 million ($0.89 basic and $0.87 diluted) last year.
     Corus Television contributed six month revenues of $264.7 million, up 5%
from $252.7 million last year. Segment profit increased to $111.8 million, up
4% from $107.8 million last year.
     Corus Radio revenues for the six months were $133.5 million, down 5% from
$141.0 million last year. Segment profit was $29.1 million, down 19% from
$35.8 million last year.
     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, W Network,
CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.

     The unaudited consolidated financial statements and accompanying notes for the quarter ended February 28, 2009 and Management's Discussion and
Analysis are available on the Company's website www.corusent.com in the
Investor Relations section.

     A conference call with Corus senior management is scheduled for April 8,
2009 at 9 a.m. ET/8 a.m. CT/7 a.m. MT/6 a.m. PT. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call is 1-866-322-2356 (toll-free North
America) or 416-640-3405 (local or international). The pass code for this call is: 3654143. PowerPoint slides for the call will be posted at 8:45 a.m. ET on
April 8, 2009 and can be found on the Corus Entertainment website
www.corusent.com in the Investor Relations section.

     This statement contains forward-looking information and should be read subject to the following cautionary language:

     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

     <<
                           CORUS ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS

                                                            As at       As at
     (unaudited)                                      February 28,  August 31,
     (in thousands of Canadian dollars)                      2009        2008
     -------------------------------------------------------------------------
     ASSETS
     Current
     Cash and cash equivalents                             39,424      19,642
     Accounts receivable                                  149,323     157,440
     Income taxes recoverable                               1,872       1,615
     Prepaid expenses and other                            10,012      10,135
     Program and film rights                              136,144     131,301
     Future tax asset                                       3,421       9,593
     -------------------------------------------------------------------------
     Total current assets                                 340,196     329,726
     -------------------------------------------------------------------------

     Tax credits receivable                                30,264      21,952
     Investments and other assets                          28,948      93,086
     Property, plant and equipment                         70,500      73,562
     Program and film rights                              120,141     103,163
     Film investments                                      88,411      80,819
     Broadcast licenses                                   560,383     533,491
     Goodwill                                             852,596     797,854
     -------------------------------------------------------------------------
                                                        2,091,439   2,033,653
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current
     Accounts payable and accrued liabilities             186,420     196,026
     -------------------------------------------------------------------------

     Long-term debt                                       705,415     692,750
     Other long-term liabilities                           88,838      59,936
     Future tax liability                                  93,448      87,699
     -------------------------------------------------------------------------
     Total liabilities                                  1,074,121   1,036,411
     -------------------------------------------------------------------------

     Non-controlling interest                              17,798      20,237
     -------------------------------------------------------------------------

     SHAREHOLDERS' EQUITY
     Share capital                                        840,363     848,257
     Contributed surplus                                   14,516      17,304
     Retained earnings                                    170,684     131,594
     Accumulated other comprehensive loss                 (26,043)    (20,150)
     -------------------------------------------------------------------------
     Total shareholders' equity                           999,520     977,005
     -------------------------------------------------------------------------
                                                        2,091,439   2,033,653
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                       CONSOLIDATED STATEMENTS OF INCOME

     (unaudited)                   Three months ended       Six months ended
     (in thousands of                  February 28,            February 28,
      Canadian dollars           ---------------------------------------------
      except per share amounts)      2009        2008        2009        2008
     -------------------------------------------------------------------------
     Revenues                     181,358     178,738     398,143     393,563
     Direct cost of sales,
      general and
      administrative expenses     130,349     129,005     265,792     260,440
     Depreciation                   5,199       5,510      10,191      11,279
     Interest expense               9,666      10,073      20,068      21,062
     Disputed regulatory fees       1,022           -       2,712           -
     Other expense (income), net   (5,009)         38      (3,609)      3,925
     -------------------------------------------------------------------------
     Income before income
      taxes and non-controlling
      interest                     40,131      34,112     102,989      96,857
     Income tax expense
      (recovery)                   10,831      (2,547)     31,706      19,591
     Non-controlling interest         271       1,291       1,621       2,511
     -------------------------------------------------------------------------
     Net income for the period     29,029      35,368      69,662      74,755
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings per share (note 8)
       Basic                        $0.36       $0.42       $0.87       $0.89
       Diluted                      $0.36       $0.41       $0.86       $0.87
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                   Three months ended       Six months ended
     (unaudited)                       February 28,            February 28,
     (in thousands of            ---------------------------------------------
      Canadian dollars)              2009        2008        2009        2008
     -------------------------------------------------------------------------
     Net income for the period     29,029      35,368      69,662      74,755
     Other comprehensive income
      (loss), net of tax
       Unrealized foreign
        currency translation
        adjustment                    492        (295)      2,317      (1,267)
       Unrealized change in fair
        value of available-for-
        sale investments,
        net of tax                    145           -        (780)        183
       Recognition of change
        in fair value of
        available-for sale assets
        in net income               2,077           -       2,077           -
       Unrealized change in
        fair value of cash flow
        hedges, net of tax         (2,176)     (5,788)     (9,507)    (11,790)
     -------------------------------------------------------------------------
                                      538      (6,083)     (5,893)    (12,874)
     -------------------------------------------------------------------------
     Comprehensive income for
      the period                   29,567      29,285      56,315      61,881
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

                                   Three months ended       Six months ended
     (unaudited)                       February 28,            February 28,
     (in thousands of            ---------------------------------------------
      Canadian dollars)              2009        2008        2009        2008
     -------------------------------------------------------------------------
     Share capital
     Balance, beginning of
      period                      840,165     875,052     848,257     882,244
     Issuance of shares under
      stock option plan                 -       3,070         358       9,838
     Shares repurchased                 -      (3,441)     (8,450)    (17,401)
     Repayment of executive
      stock purchase loans            198         230         198         230
     -------------------------------------------------------------------------
     Balance, end of period       840,363     874,911     840,363     874,911
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Contributed surplus
     Balance, beginning of
      period                       13,115      11,534      17,304      10,250
     Stock-based compensation       1,401       2,050       2,350       3,919
     Settlement of long-term
      incentive plan                    -           -      (5,138)          -
     Exercise of stock options          -         (69)          -        (654)
     -------------------------------------------------------------------------
     Balance, end of period        14,516      13,515      14,516      13,515
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Retained earnings
     Balance, beginning of
      period                      153,655     104,578     131,594      95,568
     Cumulative impact of
      accounting changes                -           -           -      (1,594)
     -------------------------------------------------------------------------
     Adjusted opening balance     153,655     104,578     131,594      93,974
     Net income for the period     29,029      35,368      69,662      74,755
     Dividends                    (12,000)    (12,488)    (23,939)    (22,891)
     Share repurchase excess            -      (4,206)     (6,633)    (22,586)
     -------------------------------------------------------------------------
     Balance, end of period       170,684     123,252     170,684     123,252
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other
      comprehensive loss
     Balance, beginning of
      period                      (26,581)    (11,953)    (20,150)    (12,169)
     Cumulative impact of
      accounting changes                -           -           -       7,007
     -------------------------------------------------------------------------
     Adjusted opening balance     (26,581)    (11,953)    (20,150)     (5,162)
     Other comprehensive income
      (loss), net of tax              538      (6,083)     (5,893)    (12,874)
     -------------------------------------------------------------------------
     Balance, end of period       (26,043)    (18,036)    (26,043)    (18,036)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   Three months ended       Six months ended
     (unaudited)                       February 28,            February 28,
     (in thousands of            ---------------------------------------------
      Canadian dollars)              2009        2008        2009        2008
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income for the period     29,029      35,368      69,662      74,755
     Add (deduct) non-cash items:
       Depreciation                 5,199       5,510      10,191      11,279
       Amortization of program
        and film rights            39,034      35,910      76,517      71,987
       Amortization of film
        investments                 6,689       7,695      10,038      12,611
       Future income taxes          2,887      (9,984)      7,610      (5,063)
       Non-controlling interest       271       1,291       1,621       2,511
       Stock-based compensation     1,431         804       2,012       3,688
       Imputed interest             1,522       1,563       3,311       3,137
       Other gains and losses      (5,632)        173      (5,429)      1,137
     Net change in non-cash
      working capital balances
      related to operations        22,148       8,772      (7,507)    (24,911)
     Payment of program and
      film rights                 (45,927)    (35,385)    (95,175)    (77,682)
     Net additions to film
      investments                 (13,431)    (11,734)    (24,916)    (29,478)
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                   43,220      39,983      47,935      43,971
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Additions to property,
      plant and equipment          (3,789)     (2,908)     (5,784)     (7,127)
     Business combinations              -      (1,106)    (74,950)       (774)
     Cash held in escrow                -           -      74,950           -
     Net cash flows for
      investments and
      other assets                  6,961        (286)      6,633      (1,421)
     Decrease in public
      benefits associated
      with acquisitions              (726)        (49)     (1,134)     (1,945)
     -------------------------------------------------------------------------
     Cash provided by (used in)
      investing activities          2,446      (4,349)       (285)    (11,267)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Increase (decrease) in
      bank loans                  (17,179)        579      13,670      20,407
     Issuance of shares under
      stock option plan                 -       3,001         358       9,184
     Shares repurchased                 -      (7,647)    (15,083)    (39,987)
     Dividends paid               (12,000)    (11,111)    (24,017)    (21,591)
     Dividend paid to
      non-controlling interest       (325)          -      (2,994)     (1,603)
     Other                            198          79         198         (79)
     -------------------------------------------------------------------------
     Cash used in financing
      activities                  (29,306)    (15,099)    (27,868)    (33,669)
     -------------------------------------------------------------------------
     Net change in cash and
      cash equivalents during
      the period                   16,360      20,535      19,782        (965)
     Cash and cash equivalents,
      beginning of period          23,064      11,847      19,642      33,347
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                39,424      32,382      39,424      32,382
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                         BUSINESS SEGMENT INFORMATION

     Three months ended February 28, 2009

                                       Tele-                Elimi-     Conso-
                            Radio     vision  Corporate    nations    lidated
     -------------------------------------------------------------------------
     Revenues              57,935    123,423          -          -    181,358
     Direct cost of
      sales, general
      and administrative
      expenses             50,825     75,932      3,592          -    130,349
     -------------------------------------------------------------------------
     Segment profit         7,110     47,491     (3,592)         -     51,009
     Depreciation           1,631      2,444      1,124          -      5,199
     Interest expense         228      1,357      8,081          -      9,666
     Disputed regulatory
      fees                    526        496          -          -      1,022
     Other expense, net      (751)    (5,960)     1,702          -     (5,009)
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest              5,476     49,154    (14,499)         -     40,131
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended February 29, 2008

                                       Tele-                Elimi-     Conso-
                            Radio     vision  Corporate    nations    lidated
     -------------------------------------------------------------------------
     Revenues              61,478    117,309          -        (49)   178,738
     Direct cost of
      sales, general
      and administrative
      expenses             51,192     73,069      4,793        (49)   129,005
     -------------------------------------------------------------------------
     Segment profit        10,286     44,240     (4,793)         -     49,733
     Depreciation           1,754      2,638      1,118          -      5,510
     Interest expense         270        861      8,942          -     10,073
     Other expense, net       (94)       497       (365)         -         38
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest              8,356     40,244    (14,488)         -     34,112
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Six months ended February 28, 2009

                                       Tele-                Elimi-     Conso-
                            Radio     vision  Corporate    nations    lidated
     -------------------------------------------------------------------------
     Revenues             133,463    264,680          -          -    398,143
     Direct cost of
      sales, general
      and administrative
      expenses            104,342    152,919      8,531          -    265,792
     -------------------------------------------------------------------------
     Segment profit        29,121    111,761     (8,531)         -    132,351
     Depreciation           3,273      4,785      2,133          -     10,191
     Interest expense         454      2,400     17,214          -     20,068
     Disputed regulatory
      fees                  1,362      1,350          -          -      2,712
     Other expense, net      (571)    (3,641)       603          -     (3,609)
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest             24,603    106,867    (28,481)         -    102,989
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Six months ended February 29, 2008

                                       Tele-                Elimi-     Conso-
                            Radio     vision  Corporate    nations    lidated
     -------------------------------------------------------------------------
     Revenues             141,003    252,660          -       (100)   393,563
     Direct cost of
      sales, general
      and administrative
      expenses            105,246    144,855     10,439       (100)   260,440
     -------------------------------------------------------------------------
     Segment profit        35,757    107,805    (10,439)         -    133,123
     Depreciation           3,173      5,300      2,806          -     11,279
     Interest expense         517      2,378     18,167          -     21,062
     Other expense, net      (128)     4,709       (656)         -      3,925
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest             32,195     95,418    (30,756)         -     96,857
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00013131E          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 07:00e 08-APR-09